XTL Biopharmaceuticals Ltd.
711 Executive Blvd., Suite Q
Valley Cottage, NY 10989
Attn: Ron Bentsur
Tel: (845) 267-0707

November 16, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn:	Jeffery P. Riedler
Rose Zukin

Via:	EDGAR Submission and Facsimile

Re:	XTL Biopharmaceuticals Ltd
Registration Statement on Form F-3 filed October 30, 2007
File No. 333-147024

Ladies and Gentlemen:

XTL Biopharmaceuticals Ltd. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 10:00 A.M., New York City time, on November 20, 2007, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark F. McElreath of Alston & Bird LLP with any questions or comments at 212-210-9595. Thank you for your assistance with this filing.

[signature on following page]

XTL Biopharmaceuticals Ltd.

By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer

cc:	Mark F. McElreath, Esq. Joseph C. Ventura, Esq. Alston & Bird LLP 90 Park Avenue New York, NY 10016

Signature page to XTL Biopharmaceuticals Ltd.
Acceleration Request Letter